EXHIBIT 99.1

Hydrogenics Signs Agreement to Create "Kolon Hydrogenics" Joint Venture for Power Generation in South Korea

MISSISSAUGA, Ontario, June 23, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power systems, today announced the signing of a definitive agreement to create a joint venture with Kolon Water & Energy, part of a leading conglomerate in South Korea. Kolon Group is one of the nation's largest industrial companies, with a focus on chemicals and textiles, and its subsidiary, Kolon Water & Energy, has identified the potential for renewable power generation projects in South Korea and other Asian regions. Hydrogenics' and Kolon Water & Energy's joint venture will look to capitalize on these renewable energy opportunities. South Korea has a significant focus on the deployment of clean, efficient fuel cell technology.

For Hydrogenics, the joint venture represents an important step toward megawatt and multi-megawatt installations of PEM fuel cell products. The Company's product development work in advanced fuel cell power modules and compact rack mounted certified systems forms an important platform for such applications, and the initial target market is thought to exceed 100MW – representing a significant revenue opportunity in equipment sales, service, and operations. The first 1MW of production has already been ordered and is expected to be ready for delivery by early 2015. This contract includes both a fuel cell array as well as a 20-year maintenance and service agreement. Additional fuel cell orders are expected in the coming quarters, to complete a multi-megawatt initial project rollout by 2016.

"This is a major step forward for Hydrogenics, as the joint venture opens up tremendous opportunities in a key market for renewable energy generation," said Daryl Wilson, President and CEO of Hydrogenics. "This also marks Hydrogenics' first participation in power purchase agreements with local businesses in South Korea. We are very gratified to be working with such an astute, well-connected partner as Kolon Water & Energy."

"We see a very strong market opportunity with our local customers and beyond, and we look forward to working with Hydrogenics toward realizing the full business potential of this new venture," added Kolon Water & Energy CEO Soo-Young Lee.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

About Kolon Water & Energy

Kolon Water & Energy (www.kolonwe.com) is a well-recognized conglomerate in South Korea providing a total solution for water and energy sector. Kolon Group operates under "Lifestyle Innovator" vision to fulfill its customer's need. Based in Seoul, Korea, Kolon Group has operations in various countries over the world.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com